June 4, 2014

BY EDGAR

Mr. Patrick Gilmore, Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yahoo! Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 000-28018

Dear Mr. Gilmore:

Yahoo! Inc. received your letter dated May 6, 2014 setting forth a comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission concerning the above referenced Form 10-K. The comment letter asked us to provide the information requested in your letter within ten business days or to advise the Staff when we will provide the requested response.

On June 3, 2014, our counsel, Robert Plesnarski of O’Melveny & Myers LLP, spoke to Staff Accountant Joyce Sweeney and requested and received a further extension of time so that we can devote the appropriate time and resources to consider the Staff’s comment and to complete our response. We intend to provide our response to the comment letter by June 18, 2014.

Please contact Robert Plesnarski at (202) 383-5149 or the undersigned at (408) 349-3300 with any questions or comments regarding this letter.

Respectfully submitted,

Yahoo! Inc.

/s/ RONALD S. BELL
By:	Ronald S. Bell
Title:	General Counsel and Secretary

cc:	Joyce Sweeney, Staff Accountant

Marissa A. Mayer, Chief Executive Officer

Ken Goldman, Chief Financial Officer

Aman S. Kothari, Senior Vice President, Global Controller

and Chief Accounting Officer

Stephanie I. Splane, Senior Vice President, Corporate Legal Affairs,

Deputy General Counsel

Robert Plesnarski, O’Melveny & Myers LLP